

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 28, 2024

David I. Rainer
Chief Executive Officer
Southern California Bancorp
12265 El Camino Real, Suite 210
San Diego, California 92130

  Re: Southern California Bancorp
    Registration Statement on Form S-4
    Filed May 15, 2024
    File No. 333-279436

Dear David I. Rainer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at 202-551-8819 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance